EXHIBIT 4.11

PROMISSORY NOTE

$997,335	June 22, 2010

FOR VALUE RECEIVED, American Realty Capital New York Recovery REIT, Inc. (the “Borrower”) with an address at 405 Park Avenue, New York, New York 10022 hereby promises to pay to the order of New York Recovery Advisors, LLC (the “Lender”) with an address at 405 Park Avenue, New York, New York 10022, the principal sum of $997,335.

This Note is non interest bearing and Borrower is solely responsible for all associated taxes relative to this non interest bearing feature.  All outstanding principal shall be paid to Lender from the proceeds that Borrower receives in connection with its initial public offering of common stock, par value $0.001 per share, which is currently in registration with the U.S. Securities and Exchange Commission.

This Note may be prepaid, in whole or from time to time in part, at anytime, without premium or penalty.  All payments hereunder shall be payable in lawful money of the United States.

All notices required or permitted to be given hereunder shall be in writing and shall be effective when mailed, postage prepaid, by registered or certified mail, addressed in the case of the Borrower and the Lender to them at the address set forth above, or to such other address as either the Borrower or the Lender may from time to time specify by like notice.

All of the provisions of this Note shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns.  This Note shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Borrower has executed and delivered this Note, on the day and year first above written.

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

By:	/s/ Brian S. Block
Name:	Brian S. Block
Title:	Executive Vice President & Chief Financial Offficer